UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                            BUFFALO CAPITAL VII, LTD.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   98137P 10 4
                                 (CUSIP Number)


             FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 98137P 10 4                                                PAGE 2 OF 5


                                  SCHEDULE 13D

          1         NAME OF REPORTING PERSON                         TOM TAYLOR

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                    (See Instructions)                                (b) [ ]

          3         SEC USE ONLY

          4         SOURCE OF FUNDS (See Instructions)
                    OO

          5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

          6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    CANADIAN

      NUMBER OF                       7                SOLE VOTING POWER
     SHARES BENE-                                      -0-
      FICIALLY
      OWNED BY                        8                SHARED VOTING POWER
        EACH                                           2,971,348
      REPORTING
     PERSON WITH                      9                SOLE DISPOSITIVE POWER
                                                       -0-

                                     10                SHARED DISPOSITIVE POWER
                                                       2,971,348

         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,971,348

         12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)                                [ ]

         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.32 %

         14         TYPE OF REPORTING PERSON*
                    IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 OF 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP NO. 98137P 10 4                                                PAGE 3 OF 5

                                  SCHEDULE 13D

          1         NAME OF REPORTING PERSON                     ALLISON TAYLOR

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                    (See Instructions)                                (b) [ ]

          3         SEC USE ONLY

          4         SOURCE OF FUNDS (See Instructions)
                    OO

          5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

          6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    CANADIAN

      NUMBER OF                       7                SOLE VOTING POWER
     SHARES BENE-                                      -0-
      FICIALLY
      OWNED BY                        8                SHARED VOTING POWER
        EACH                                           2,971,348
      REPORTING
     PERSON WITH                      9                SOLE DISPOSITIVE POWER
                                                       -0-

                                     10                SHARED DISPOSITIVE POWER
                                                       2,971,348

         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,971,348

         12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)                                [ ]

         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.32 %

         14         TYPE OF REPORTING PERSON*
                    IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       3 OF 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 98137P 10 4                                                PAGE 4 OF 5



ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value, of Buffalo Capital VII, Ltd. (the "Issuer"). Its principal executive offices are located at #400, 1708 Dolphin Avenue, Kelowna, British Columbia V1Y 9S4 Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

The persons filing this statement are Tom Taylor and Allison Taylor, husband and wife. Mr. and Mrs. Taylor are Canadian citizens. The residence address of Mr. and Mrs. Taylor is 3985 Gallaghers Circle, Kelowna, British Columbia V1W 3Z9 Canada. Mr. Taylor's principal occupation is as President of Buffalo Capital VII, Ltd., which is doing business as Workfire.com, Inc. Mrs. Taylor is self-employed as a management consultant.

During the past five years neither Mr. Taylor nor Mrs. Taylor has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years neither Mr. Taylor nor Mrs. Taylor has been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Reorganization and Stock Purchase Agreement between Buffalo Capital VII, Ltd., Workfire.com, and others, Mr. and Mrs. Taylor exchanged their shares of common stock of Workfire.com for shares of Buffalo Capital VII, Ltd.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. and Mrs. Taylor acquired a total of 2,971,348 shares of Common Stock of Buffalo Capital VII, Ltd. as part of the efforts of Workfire.com to gain control of this company. Buffalo Capital VII, Ltd. issued a total of 10,375,662 shares of its common stock in exchange for 88.51% of the issued and outstanding shares of Workfire.com. As a result of transaction, approximately 74.43% of Buffalo Capital VII, Ltd. is now owned by former shareholders of Workfire.com. Also as part of this transaction, the former officers and directors of Buffalo Capital VII, Ltd. resigned and Mr. Taylor became the President, Secretary and a director of Buffalo Capital VII, Ltd.

Other than described above, neither Mr. Taylor nor Mrs. Taylor has any other present plans or proposals which relate to or would result in:

         (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (2) any material change in the present capitalization or divided policy of the Issuer;

         (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;


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CUSIP NO. 98137P 10 4                                                PAGE 5 OF 5


         (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (6)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. and Mrs. Taylor will continue to review their investment in the Issuer and reserve the right to change their intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of June 18, 1999, Mr. Taylor owned of record 1,485,675 shares (10.66%) and Mrs. Taylor owned of record 1,485,673 shares (10.66%) of the Issuer's Common Stock. Each may be deemed to own beneficially shares held of record by the other, or 2,971,348 shares (21.32%).

(b) As of June 18, 1999, Mr. and Mrs. Taylor have shared power to vote and dispose of 2,971,348 shares (21.32%).

(c) During the sixty day period preceding the filing of this Schedule 13D, neither Mr. Taylor nor Mrs. Taylor had any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. and Mrs. Taylor.

(e) Mr. and Mrs. Taylor CONTINUE TO BE THE BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT OF THE OUTSTANDING COMMON STOCK OF THE ISSUER.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 24, 1999              /S/ TOM TAYLOR
                                  ----------------------------------------------
                                  Tom Taylor



Date:  June 24, 1999              /S/ ALLISON TAYLOR
                                  ----------------------------------------------
                                  Allison Taylor


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